

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2017

<u>Via E-mail</u>
Brian Kistler
Chief Executive Officer
Advanced Environmental Petroleum Producers Inc.
215 North Jefferson Street, Box 591
Ossian, IN 46777

Re: Advanced Environmental Petroleum Producers Inc.
Form 8-K
Filed March 14, 2017
File No. 000-55545

Dear Mr. Kistler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Clifford Hunt, Esq.